SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒   Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2004

Or

☐   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from ______ to ________

Commission file number 000-25867

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below.

West Coast Bancorp
 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

WEST COAST BANCORP 401(k) PLAN

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004, and Report OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WEST COAST BANCORP 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
West Coast Bancorp 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of West Coast Bancorp 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Portland, Oregon
June 28, 2005

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Investments at fair value:
Mutual funds	$10,918,327	$8,329,136
Employer common stock	3,901,644	3,228,460
Money market funds	2,865,579	2,863,635
Participant loans	471,847	375,948

Total investments	18,157,397	14,797,179
RECEIVABLES:
Employer contributions	626,783	539,067
Participant contributions	73,987

NET ASSETS AVAILABLE FOR BENEFITS	$18,858,167	$15,336,246

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

ADDITIONS TO NET ASSETS:
Investment income:
Interest and dividends	$383,351	$225,936
Net appreciation in fair value of investments	1,365,654	2,479,212

Net investment income	1,749,005	2,705,148

Contributions:
Employer matching contributions	658,814	569,763
Participant contributions	2,043,705	1,589,443
Employee rollover contributions	231,375	21,762

Total contributions	2,933,894	2,180,968

Total additions to net assets	4,682,899	4,886,116

DEDUCTIONS:
Benefits paid to participants	1,146,078	1,146,623
Administrative expenses	14,900	16,400

Total deductions	1,160,978	1,163,023

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,521,921	3,723,093
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	15,336,246	11,613,153

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$18,858,167	$15,336,246

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the West Coast Bancorp 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

General—The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly-owned subsidiaries (the “Company”), except those covered by collective bargaining agreements. Employees are eligible to participate in the Plan when they have been employed for three months, and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp. West Coast Trust Company, a subsidiary of the Company, is the trustee of the Plan. Federated Investors is an asset custodian and recordkeeper of the Plan.

Contributions—In each plan year, the employer may contribute a matching contribution equal to a percentage of each participant’s elective deferral contributions for that year. The employer may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants’ accounts on a pro-rata basis based on eligible compensation. All employer related contributions were invested in West Coast Bancorp common stock through 1999. Effective beginning 2000, employer contributions can be invested in any of the Plan’s investment options.

Participants may voluntarily contribute between 1% and 100% of their total compensation as a salary reduction each year that they are a plan participant. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the “Code”), which was $13,000 and $12,000 for 2004 and 2003, respectively.

Participant Accounts—A separate account is maintained for each participant, which is credited with the participant’s contribution, the allocation of the employer’s contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times.

Participants vest in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

Years of Service	Vesting Percentage

Less than 1	—%
1	20
2	40
3	60
4	80
5	100

Forfeitures of terminated participants’ nonvested account balances are used to reduce the employer’s matching contributions for the plan year in which the forfeiture occurs or to restore previously forfeited amounts.

Participant Loans—Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1–5 years or more if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (prime rate) determined as market conditions warrant by the Plan Administrator. Interest rates ranged from 6.00% to 11.50% at December 31, 2004. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits—The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of service due to normal retirement, death or disability, the participant’s account balance will be deemed fully vested. Normal retirement is the participant’s 65th birthday. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Investment Options—Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

                    Federated Investors:
                         Federated High Income Bond Fund
                         Federated Kaufmann Fund
                         Federated Max-Cap Fund
                         Federated Prime Obligations Fund
                         Federated Stock and Bond Fund
                         Federated Stock Trust
                         Federated Total Return Bond Fund

                    Other Investment Options:
                         American Century Strategic Allocations Conservative Fund
                         American Century Strategic Allocations Moderate Fund
                         American Funds Growth Fund of America
                         American Funds Euro Pacific Growth Fund
                         Baron Growth
                         West Coast Bancorp Common Stock

Participants may change their investment options and direct transfers between investment accounts at any time. West Coast Bancorp common stock was required to be retained by all participants under the age of 55 through 1999. Effective in 2000, the Plan was amended to remove this requirement.

Plan Termination—Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are maintained by Federated Investors, except for West Coast Bancorp common stock, which is maintained by West Coast Trust Company.

The Plan’s investments are stated at fair value, which is based upon quoted market prices, if available. Money market balances are valued at cost plus reinvested interest. Participant loans are valued at net amortized cost, which approximates fair value.

Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

Administrative Expenses—The Company may pay all expenses of administering the Plan including, but not limited to, the trustee’s or custodian’s fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. If these expenses are not paid by the Company, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

Income Tax Status—The Plan received a favorable determination letter from the Internal Revenue Service effective October 2002. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

3.	EMPLOYER CONTRIBUTION

For the years ended December 31, 2004 and 2003, the employer made matching contributions of $658,814 and $569,763, respectively. For the years ended December 31, 2004 and 2003, the employer did not make a profit sharing contribution.

4.	BENEFITS PAYABLE TO TERMINATED PARTICIPANTS

At December 31, 2004 and 2003, net assets available for benefits allocated to terminated employees were $2,863,382 and $498,613, respectively. The amount represents the participants’ vested interest in the Plan upon termination of employment.

5.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Federated Investors as of and for the years ended December 31, 2004 and 2003, respectively, which is a custodian of the Plan and, therefore, these transactions qualify as party-in-interest.

The employer also provides accounting and administrative services to the Plan at no charge. In addition, the Plan invests in common stock of the Company.

6.	SUMMARY OF INVESTMENTS

	2004		2003

Investments at fair value as determined by quoted market prices:
Mutual Funds:
Federated Stock and Bond Fund	$1,826,519	*	$1,738,513	*
Federated Stock Trust	1,827,991	*	1,683,139	*
Federated Max-Cap Fund	1,390,882	*	1,080,593	*
Federated Kaufman Fund	1,985,256	*	1,363,586	*
Federated Bond Fund			354,102
Federated High Income Bond Fund	292,417		195,745
Federated Total Return Bond Fund	743,049		120,445
American Century Strategic Allocations Conservative Fund	230,913		204,611
American Century Strategic Allocations Moderate Fund	759,696		519,077
American Funds Growth Fund of America	972,731	*	562,163
American Funds Euro Pacific Growth Fund	857,770		507,162
Baron Growth	31,103

	$10,918,327		$8,329,136

Investments at fair value as determined by quoted market prices—Employer Common Stock, West Coast Bancorp Common Stock	$3,901,644	*	$3,228,460	*
Money Market Funds—Federated Prime Obligations Fund	2,865,579	*	2,863,635	*
Participant loans	471,847		375,948

Total investments	$18,157,397		$14,797,179

* Represents 5% or more of net assets available for benefits at December 31.

The Plan’s investments including investments bought, sold, and held during the year appreciated in value as follows:

	2004	2003

Net change in fair value:
Investments at fair value as determined by quoted market prices:
Mutual funds	$1,060,095	$1,689,614
West Coast Bancorp Common Stock	688,910	1,015,534

Total	$1,749,005	$2,705,148

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts per the financial statements to Form 5500.

	December 31, 2003

	Financial Statements	Per 5500

Benefits paid to participants	$1,146,623	$1,138,668
Net assets available for benefits—beginning of year	11,613,153	11,605,198

* * * * * *

WEST COAST BANCORP 401(k) PLAN

LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2004

(a)	(b) Identity of Issue (c) Description of Investment	(d) Cost **	(e) Current Value

	MUTUAL FUNDS:
*	Federated Investors:
	Stock and Bond Fund		$1,826,519
	Stock Trust		1,827,991
	Max-Cap Fund		1,390,882
	Kaufmann Fund		1,985,256
	High Income Bond Fund		292,417
	Total Return Bond Fund		743,049

	Total Federated Mutual Funds		8,066,114
	American Century Strategic Allocations Conservative Fund		230,913
	American Century Strategic Allocations Moderate Fund		759,696
	American Funds Growth Fund of America		972,731
	American Funds Euro Pacific Growth Fund		857,770
	Baron Growth		31,103

	Total Mutual Funds		10,918,327
	MONEY MARKET FUNDS—Federated Prime Obligations
*	Fund		2,865,579
	EMPLOYER COMMON STOCK—West Coast Bancorp
*	Common stock		3,901,644
	Participant loans, interest rate 6.00%–11.50%, maturing 6/5/05 through 2/5/18		471,847

	TOTAL INVESTMENTS		$18,157,397

*	Party-in-interest
**	Not required for participant-directed investments